SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN
PHONE +81-3-4416-6103
FAX +81-3-4416-6798

January 11, 2006

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

[redacted]

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.

File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Sumitomo Metals Industries, Ltd. Consolidated Interim Financial Statements

Very truly yours,

Mamoru Shinagawa
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

(translation)

Sumitomo Metal Industries, Ltd.

Consolidated Interim Financial Statements

Consolidated Interim Balance Sheet, as of September 30, 2005 (Unaudited)

Assets:

	Millions of yen	Thousands of U.S. dollars
Current assets:	¥ 620,752	$ 5,484,159
Cash and time deposits	22,037	194,693
Notes and accounts receivable	180,176	1,591,801
Marketable securities	1	6
Inventories	352,014	3,109,947
Other	67,097	592,778
Allowance for doubtful accounts	(573)	(5,066)
Fixed assets:	1,379,754	12,189,720
Property, plant and equipment, at cost:	1,000,354	8,837,829
Buildings and structures	240,004	2,120,360
Machinery and equipment	352,182	3,111,419
Land	345,998	3,056,793
Other	62,170	549,257
Intangibles:	5,956	52,628
Investments and other assets:	373,444	3,299,263
Investment securities	334,888	2,958,638
Other	39,520	349,143
Allowance for doubtful accounts	(964)	(8,518)
Deferred assets:	47	413
Total	¥ 2,000,553	$ 17,674,292

Consolidated Interim Balance Sheet, as of September 30, 2005 (Unaudited)

Liabilities and Shareholders' Equity:

	Millions of yen		Thousands of U.S. dollars	
Current liabilities:	¥	902,626	$	7,974,429
Notes and accounts payable		329,558		2,911,549
Short-term borrowings		388,643		3,433,543
Current portion of long-term debt		31,400		277,410
Other		153,025		1,351,927
Long-term liabilities and reserves:		479,465		4,235,935
Bonds		96,600		853,432
Long-term borrowings		279,535		2,469,614
Liability for employees' retirement benefits		34,023		300,581
Reserve for rebuilding furnaces		4,248		37,527
Other		65,059		574,781
Total liabilities		1,382,091		12,210,364
Minority interests		39,272		346,957
Capital		262,072		2,315,331
Capital surplus		61,897		546,843
Retained earnings		183,254		1,618,992
Land revaluation surplus		16,547		146,190
Net unrealized gain on available-for-sale securities		57,642		509,247
Foreign currency translation adjustments		(1,894)		(16,735)
Treasury stock , at cost		(328)		(2,897)
Total shareholders' equity:		579,190		5,116,971
Total	¥	2,000,553	$	17,674,292

(translation)

Consolidated Interim Statement of Income (Unaudited)

(For the six months ended September 30, 2005)

		Millions of yen		Thousands of U.S. dollars
Recurring profit and loss				
Operating income and expenses:				
Revenues:	¥	730,566	$	6,454,330
Sales		730,566		6,454,330
Cost and expenses:		(585,760)		(5,175,015)
Cost of sales		(518,570)		(4,581,412)
Selling, general and administrative expenses		(67,190)		(593,603)
Operating profit		144,806		1,279,315
Non-operating income and expenses:				
Non-operating income:		12,178		107,593
Interest and dividend income		2,522		22,281
Equity in earnings of unconsolidated subsidiaries and associated companies		6,811		60,178
Other		2,845		25,134
Non-operating expenses:		(25,143)		(222,134)
Interest expense		(6,496)		(57,387)
Other		(18,647)		(164,747)
Recurring profit		131,841		1,164,774
Non-recurring profit and loss				
Non-recurring profit		6,843		60,460
Gain on sales of investment securities		6,843		60,460
Non-recurring loss		(8,236)		(72,763)
Loss on impairment of fixed assets		(3,179)		(28,089)
Loss on business restructuring		(5,057)		(44,674)
Income before income taxes and minority interests		130,448		1,152,471
Income taxes:		(37,156)		(328,259)
Current		(50,565)		(446,728)
Deferred		13,409		118,469
Minority interests		(1,220)		(10,780)
Net income	¥	92,072	$	813,432

(translation)

Consolidated Interim Statement of Cash Flows (Unaudited)

(For the six months ended September 30, 2005)

	Millions of yen	Thousands of U.S. dollars
Operating activities:		
Income before income taxes and minority interests	¥ 130,448	$ 1,152,471
Adjustments for:		
Depreciation and amortization	37,131	328,044
Interest and dividend income	(2,522)	(22,281)
Interest expense	6,496	57,387
Equity in earnings of unconsolidated subsidiaries and associated companies	(6,811)	(60,178)
Changes in assets and liabilities-		
Decrease in receivables	10,765	95,103
Increase in inventories	(45,638)	(403,200)
Decrease in payables	33,525	296,187
Other, net	(13,118)	(115,889)
Net cash provided by operating activities	150,276	1,327,644
Investing activities:		
Interest and dividends received	5,098	45,042
Acquisition of property, plant and equipment and other assets	(44,764)	(395,478)
Other, net	(10,628)	(93,900)
Net cash used in investing activities	(50,294)	(444,336)
Financing activities:		
Interest paid	(6,611)	(58,409)
Decrease in short-term bank loans and long-term debt	(90,462)	(799,200)
Other, net	(23,766)	(209,968)
Net cash used in financing activities	(120,839)	(1,067,577)
Foreign currency translation adjustments on cash and cash equivalents	352	3,116
Net decrease in cash and cash equivalents	(20,505)	(181,153)
Cash and cash equivalents increase by change of consolidated subsidiaries	4	36
Cash and cash equivalents at beginning of period	42,416	374,734
Cash and cash equivalents at end of period	¥ 21,915	$ 193,617

The above represents a translation, for convenience only, of the original report issued in Japanese language.
The United States dollar amounts included herein represent translations using the approximate exchange rate at September 30 , 2005 of ¥113.19= U.S.$1, solely for convenience.